SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated May 22, 2006 of 'Repurchase of B shares'

                                                                                                                            22 May 2006

This document should not be transmitted,  distributed or released in or into any  jurisdiction in which such an act would  constitute a violation of the relevant laws of such jurisdiction.

                                                          Scottish Power plc

                                                Return of Cash - Repurchase of B Shares

Scottish Power plc has appointed UBS and Morgan Stanley,  as its agents,  to make the Initial  Repurchase Offer on the Company's behalf in accordance with the Circular and the US Supplemental Memorandum, each dated 31 March 2006.

UBS and Morgan  Stanley  hereby  make the  Initial  Repurchase  Offer,  each acting as agent for  Scottish  Power plc, to purchase  the
240,324,768  B Shares in respect of which  valid  elections  have been  received  from  shareholders  and ADS  Holders in an  on-market transaction  on the terms set out in the  Circular  and the US  Supplemental  Memorandum.  The offer is to  purchase B Shares for £3.60 each, free of all dealing expenses and commissions.

With respect to  shareholders,  it is expected that New Ordinary  Share  certificates,  retained B Share  certificates,  sales advices, cheques in respect of the Single B Share Dividend and /or B Shares purchased under the Initial  Repurchase  Offer, as appropriate,  and cheques for any fractional  entitlements,  will be despatched to relevant  shareholders or relevant  shareholders will have their CREST accounts credited with the proceeds, as appropriate, on 5 June 2006.

With respect to ADS Holders,  cheques and  transaction  advices are expected to be despatched and  book-entry  credits made on or after
12 June 2006 in respect of B Shares  purchased  under the Initial  Repurchase  Offer,  the Single B Share  Dividend and any  fractional entitlements.

Notes:

All  capitalised  terms shall have the meanings given to them in the Circular and the US Supplemental  Memorandum,  each dated 31 March
2006.

For further information:

Colin McSeveny                       Head of Media Relations                     0141 566 4515
Jennifer Lawton                      Director, Investor Relations                0141 636 4527
Philip Shelley                       UBS Limited                                 020 7567 8000
Alisdair Gayne                       Morgan Stanley & Co. Limited                020 7425 8000

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: May 22 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary